Exhibit 7.1

Calculation of Ratio of Earnings to Fixed Charges (times)

The ratio of earnings to fixed charges is determined using the following applicable factors:

Earnings consist of a) net profit from continuing operations excluding net profit or loss of joint ventures and associates increased by fixed charges b) income taxes and dividends received from joint ventures and associates.

Fixed charges consist of a) interest payable on debt and b) a portion of lease costs determined to be representative of interest.

This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.

Earnings to Fixed Charges	€ million 2017	€ million 2016	€ million 2015	€ million 2014	€ million 2013
Earnings
Net profit	6,486	5,547	5,259	5,515	5,263
Add: Taxation	1,667	1,922	1,961	2,131	1,851
(Less)/Add: Share of net profit/(loss) of joint ventures and associates	(155)	(127)	(107)	(98)	(113)
Add: Dividend income receivable from joint ventures and associates	144	144	124	131	110
Add: Fixed charges	742	761	694	678	663

	8,884	8,247	7,931	8,357	7,774

Fixed charges
Finance costs	556	584	516	500	500
Add: One-third of lease costs	186	177	178	178	163

	742	761	694	678	663

Ratio of earnings to fixed charges (times)	12.0	10.8	11.4	12.3	11.7